Magma Announces Support for SMIC Processes with 65-nm Low-Power Reference Flow

Talus-based flow available for SMIC 65-nm libraries

SAN JOSE, Calif., July 20, 2009 –– Magma® Design Automation Inc. (Nasdaq: LAVA), a provider of chip design software, today announced availability of an advanced low-power IC implementation reference flow for the 65-nanometer (nm) process and low-leakage-process intellectual property (IP) from Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI and SEHK: 0981.HK).

SMIC’s 65-nm logic technology combines improved performance and reduced power consumption with the increased design possibilities and cost efficiencies that a smaller-node process offers. Magma’s Talus® IC implementation system fully supports the SMIC 65-nm low-leakage process intellectual property (IP), including standard-cell libraries, power management kit (PMK) and memory compilers. The Talus implementation flow coupled with Talus Power Pro applies various techniques throughout implementation and to minimize power consumption while maximizing quality of results. Talus reduces turnaround time and the power consumption of ICs used in a wide range of consumer applications, such as mobile phones, personal media players, global positioning, digital television, set-top boxes and mobile storage devices.

“Magma’s development of an advanced low-power IC implementation reference flow for the SMIC 65-nm process technology demonstrates both companies’ commitment to providing designers with tools and technology to improve performance and reduce power consumption of ICs,” said Paul Ouyang, vice president of design services at SMIC.

“Talus is the only flow that enables designers to address power considerations throughout the flow and within a single environment,” said Premal Buch, general manager of Magma’s Design Implementation Business Unit. “Using Talus, SMIC customers can get the best combination of performance, low power and fast turnaround times for complex designs.”

Availability
The reference flow is available now at no cost to Magma customers.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension
Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

About Magma
Magma’s electronic design automation (EDA) software is used to create complex, high-performance integrated circuits (ICs) for cellular telephones, electronic games, WiFi, MP3 players, DVD/digital video, networking, automotive electronics and other electronic applications. Magma products for IC implementation, analog/mixed-signal design, analysis, physical verification, circuit simulation and characterization are recognized as embodying the best in semiconductor technology, providing the world’s top chip companies the “Fastest Path to Silicon.”™ Magma maintains headquarters in San Jose, Calif., and offices throughout North America, Europe, Japan, Asia and India. Magma’s stock trades on Nasdaq under the ticker symbol LAVA. Visit Magma Design Automation on the Web at www.magma-da.com.